  EXHIBIT 99.1

News for Immediate Release

Electrovaya Provides a Business Update

Updates regarding Continued EXIM Direct Loan Drawdowns, Insider Open Market Stock Purchases, Proceeds of Recent Equity Raise

Toronto, Ontario – November 19, 2025 - Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ:ELVA, TSX:ELVA), a leading lithium-ion battery technology and manufacturing company, today provided a business update highlighting recent insider share purchases, continued progress on its Jamestown gigafactory build-out and EXIM loan drawdowns, and planned deployment of capital from its recently completed equity financing.

Continued Progress on U.S. EXIM-Supported Jamestown Manufacturing Facility

Electrovaya continues to make steady progress on the build-out of its state-of-the-art lithium-ion cell and battery manufacturing facility in Jamestown, New York. The Company has executed continued drawdowns under its previously announced direct loan facility from the Export-Import Bank of the United States (“EXIM”), supporting equipment procurement, commissioning, and overall scale-up activities.

The EXIM-supported funding remains a critical catalyst for advancing Electrovaya’s domestic manufacturing capabilities, enabling the Company to serve the rapidly expanding demand for high-durability lithium-ion batteries across material handling, robotics, heavy equipment, and stationary energy-storage markets.

Insider Open-Market Purchases Demonstrating Management Confidence

During the past week, Electrovaya’s Chief Executive Officer and Chief Financial Officer have executed open-market purchases of the Company’s common shares. These insider transactions underscore management’s confidence in Electrovaya’s growth trajectory, commercialization initiatives, and long-term shareholder value creation. Full details of the insider purchases have been filed through the appropriate securities regulatory reporting systems.

Deployment of Proceeds from November 6th Equity Financing

Electrovaya will be utilizing proceeds from its November 6, 2025 equity offering for investments that strengthen the Company’s technology roadmap and expand its addressable markets. Key initiatives include:

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Rapid-Charging Enhancements to the Infinity Battery Platform: Investments to accelerate development of advanced fast-charge capabilities while maintaining the Infinity technology’s industry-leading cycle life and safety profile. These developments hold particular interest in robotic applications and data center applications that require rapid charging capabilities.

•	Separator Technology Development: Funding directed toward next-generation separator architecture tailored for improved thermal performance and domestic supply chains.

•

Solid-State Battery Development: Strategic R&D investment to advance Electrovaya’s solid-state program, focused on the Company’s proprietary high-safety, high-energy-density technology with the objective to bring it to a commercialization.

•

Energy-as-a-Service (“EaaS”) Program Expansion: Capital deployment to scale the Company’s energy-as-a-service initiatives, supporting recurring-revenue models and enabling customer adoption of Electrovaya’s batteries with lower upfront capital requirements.

The Company believes these investments will reinforce its technology leadership and support long-term revenue and margin expansion across multiple electrification verticals.

Upcoming FYQ4 Results

Electrovaya expects to provide further operational updates when it publishes financial results for its fiscal fourth quarter, anticipated during the week of December 8, 2025. The specific details will be provided in a separate release.

Investor and Media Contact:

Jason Roy`

VP, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 / jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements relating to announcements regarding establishing, development of new battery designs, future battery products with rapid charge capabilities, next generations separator performance, ability to produce separators with domestic supply chains, solid state battery development, potential commercialization of its solid state battery technology, use of proceeds from the November 6th equity raise,  longevity, projected performance, extrapolated cycle life, energy density, relative performance compared to competitors, use in commercial vehicle and energy storage applications, use in robotics and construction applications, heavy duty applications,  deliveries of energy storage systems, energy density, cell performance, safety, cost of ownership, life cycle cost, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective”, “seed”, “growing” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to solid state batteries, battery technologies and production roadmaps, are based on an assumption that the Company’s customers and users will deploy its products in accordance with communicated intentions, and the Company has investment capital to deploy. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company’s customers, including inflation and tightening credit availability due to systemic bank risk, economic conditions generally and their effect on consumer demand and capital availability, labour shortages, supply chain constraints, the potential effect of health based restrictions in Canada, the US and internationally on the Company’s ability to produce and deliver products, and on its customers’ and end users’ demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company’s supply chain and Company’s capability to deliver and develop its products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2024 under “Risk Factors”, and in the Company’s most recent annual Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.